Exhibit 99.1

Aris Mining ANNOUNCES POSiTIVE PEA RESULTS FOR THE TOROPARU GOLD PROJECT

PEA confirms long-life, low-cost open pit gold operation in Guyana with 25.2% IRR and
$1.8 billion after-tax NPV5% at $3,000/oz gold

Vancouver, Canada, October 28, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces positive results from the recently completed preliminary economic assessment (PEA) of its 100%-owned Toroparu Gold Project (Toroparu or the Project) in Guyana. The PEA confirms Toroparu as a large-scale, long-life open pit gold project with robust economics - 21.3-year mine life, 235 koz of average annual gold production, and $1.8 billion after-tax NPV5% at $3,000/oz gold. The full PEA report is available on the Company’s website and SEDAR+ profile at www.sedarplus.ca and is filed with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov. All amounts are in U.S. dollars unless otherwise indicated.

Neil Woodyer, CEO, commented: “The Toroparu PEA outlines a major new growth and diversification opportunity for Aris Mining. After the GCM Mining and Aris Gold merger and the arrival of our management team in September 2022, we paused the Project’s previous construction plans to reassess the Project on a first-principles basis, which included completing a new geological interpretation, updating the mineral resource estimate, and undertaking optimization studies. The result is a robust PEA that establishes a solid path forward. This is our second major technical study this year, following the Soto Norte Prefeasibility Study (PFS) in September, and together they demonstrate the strength of our growth pipeline beyond Segovia and Marmato. Aris Mining has initiated a PFS for Toroparu, targeted for completion in 2026, with the objective of advancing the project toward construction.”

Project Highlights

Low-Risk Development Strategy for a Large-Scale, Open Pit Mine

•	Measured and indicated mineral resources of 126.9 million tonnes (Mt) at 1.30 grams per tonne (g/t) Au containing 5.3 million ounces (Moz) of gold and inferred mineral resources of 22.9 Mt at 1.6 g/t Au containing 1.2 Moz of gold. See Table 4 for more detailed technical disclosure.
•	Conventional truck-and-shovel open pit operation with a strip ratio of 4.7 to 1 (waste to mill feed).
•	Mill capacity of 7.0 million tonnes per annum (Mtpa) - a scale that supports attractive investment returns and extends mine life to over 20 years.

Production and Economics

•	Production of doré and copper concentrates containing 5.0 Moz gold, 4.9 Moz silver, and 260 million pounds (Mlb) of copper over the life-of-mine.
•	Average annual life-of-mine gold production of 235 thousand ounces (koz).
•	Low life-of-mine cash costs[1] of $826/oz2 Au and all-in-sustaining costs (AISC) of $1,289/oz2 Au.
•	Significant by-product credits from copper and silver.

Capital and Returns

•	Base case gold price: $3,000/oz, supporting life-of-mine payable gold sales of $14.7 billion.
•	Initial construction capital of $820 million, including pre-production costs and $96 million of contingency.
•	This reflects a $38 million reduction in initial capital compared to a fleet-purchase scenario, as the $73 million cost of the initial mining fleet is reduced to approximately $35 million of upfront and construction-period payments under an OEM lease. The OEM leasing strategy ensures access to modern, well-supported equipment under comprehensive maintenance and parts-supply programs over the long +20 year mine life.
•	An additional $138 million of committed funding from a historical precious metals streaming agreement, further reducing the upfront funding requirement to $682 million.
1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

•	After-tax NPV5% of $1.8 billion, IRR of 25.2%, and payback in 3.0 years from the start of operations.
•	Annual EBITDA averaging $443 million over the life of the mine.
•	Strong leverage to higher gold prices, at $3,600/oz the NPV5% increases to $2.7 billion with IRR of 32.6%.

Figure 1 - Toroparu annual processed gold grade and total gold production

Figure 1 illustrates Toroparu’s planned gold production and processed grade profile over the 21.3-year mine life outlined in the PEA. The average annual gold production is projected at 235 koz, peaking at 278 koz in Year 18, supported by a consistent milled gold grade ranging from 1.0 to 1.3 g/t. The long, steady production profile demonstrates the grade continuity of the deposit.

The open pit optimization and designs were based on a $1,950 per ounce gold price and a 0.45 g/t Au cut-off grade. This conservative approach indicates meaningful upside potential for resource growth and mine-life expansion in a higher gold price environment.

To efficiently manage the owner-operated mining fleet over the Project’s long life, the initial mining fleet - including excavators, dozers, haul trucks, and support equipment - is expected to be secured through Original Equipment Manufacturer (OEM) lease financing ahead of first production. Replacement equipment will be renewed on a scheduled basis under similar arrangements, ensuring access to modern, reliable, and well-supported equipment throughout the pre-production and 21.3-year operating periods. The OEM leasing and service agreements are expected to include comprehensive maintenance and parts supply programs, providing consistent technical support, minimizing downtime, and optimizing equipment availability and lifecycle performance across the Project’s operations.

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Plant commissioning will be supported by a large pre-production stockpile of approximately 6.1 million tonnes, representing most of the first year’s mill feed. This stockpile, built during the construction period, provides a strong foundation for a smooth, low-risk start-up and consistent throughput as operations ramp up. With stockpiled mill feed available ahead of commissioning, processing is expected to reach nameplate capacity of 7.0 Mtpa within the first operating year, supporting reliable early cash flow and efficient optimization of plant performance.

The process flow sheet has been designed to efficiently recover copper as a flotation concentrate. In earlier project designs, the flotation circuit was deferred to reduce initial capital costs; however, by incorporating the flotation circuit from the outset, the current design effectively manages copper in the mill-feed while generating a valuable by-product that contributes positively to project revenues.

Technical Report Availability

A complete National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) compliant Technical Report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated October 28, 2025 and with an effective date of October 21, 2025 (the Technical Report) has been filed on SEDAR+ and with the SEC on EDGAR, and is also available on the Company’s website at https://aris-mining.com/operation/toroparu/technical-report/

Guyana’s next major gold mine

Guyana’s mining sector is advancing rapidly, with the Oko West project leading a new generation of large-scale gold developments. Like Oko West, Toroparu is a substantial, open-pittable gold deposit with growing government support for responsible mine development. Oko West’s rapid progress highlights the attractive regulatory and investment environment in Guyana, paving the way for Aris Mining to follow with Toroparu as Guyana’s next major gold mine.

Figure 2 - Toroparu location map

Both projects demonstrate Guyana’s emergence as a new frontier for large-scale, responsibly developed gold mining in the Americas.

3	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Table 1 - Toroparu follows Oko West’s lead

Feature	Toroparu (Aris Mining)	Oko West (G Mining Ventures)[3]
Stage	PEA completed, PFS underway	Feasibility Study completed (Apr 2025), receipt of environmental permit (Sept 2025), secured project financing commitments and formal construction decision (Oct 2025)
Mining method	Open pit, conventional truck and shovel	Open pit, conventional truck and shovel (81% of mill feed), and Underground, mechanized long hole open stoping with cemented rock fill (19% of mill feed)
Open Pit Mineral Resources	123.3 Mt at 1.28 g/t Au containing 5.1 Moz (measured and indicated), and 11.4 Mt at 1.13 g/t Au containing 0.4 Moz (inferred)	73.0 Mt at 2.00 g/t Au containing 4.7 Moz (indicated), and 1.5 Mt at 1.06 g/t Au (inferred)
Underground Mineral Resources	3.6 Mt at 2.05 g/t Au containing 239 koz (measured and indicated), and 11.5 Mt at 2.07 g/t Au containing 763 koz (inferred)	7.2 Mt at 3.09 g/t Au containing 718 koz (indicated), and 3.6 Mt at 2.93 g/t Au containing 337 koz (inferred)
Open pit stripping ratio (waste to mill feed)	4.7	6.8
Processing capacity	7.0 Mtpa	Life of Mine (LOM) average of 6.2 Mtpa
Flowsheet	Gravity, flotation & CIL &	Gravity & CIL
Products	Doré and copper concentrates	Doré
Average annual gold production	235 koz per year for 21.3 years	350 koz per year for 12.3 years (reserves only)
Average AISC/oz	$1,289	$1,123
Life of mine production	5.0 Moz gold, 4.9 Moz silver, and 260 Mlb of copper	4.3 Moz gold (reserves only)
Initial capital cost	$820 million	$1.0 billion
Key economic indicators	At $3,000/oz (stream financing included): NPV5%: $1.8 billion IRR: 25.2% Payback period: 3.0 years At $3,000/oz (stream financing excluded): NPV5%: $2.3 billion IRR: 25.5% Payback period: 2.8 years	At $3,000/oz: NPV5%: $3.2 billion IRR: 35% Payback period: 2.1 years

4	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Table 2 - Toroparu economic evaluation sensitivity to gold price

Gold price Indicator	$2,400/oz	$2,600/oz	$2,800/oz	$3,000/oz Base case	$3,200/oz	$3,400/oz	$3,600/oz
After-tax NPV5% ($M)	$944	$1,231	$1,518	$1,805	$2,091	$2,378	$2,664
After-tax IRR (%)	16.6%	19.6%	22.5%	25.2%	27.7%	30.2%	32.6%
Payback period (years)	4.4	3.7	3.3	3.0	2.7	2.5	2.3

The sensitivity analysis in Table 2 shows that at higher gold prices, returns increase substantially beyond the attractive levels of the base case scenario.

The base-case economic analysis includes a total initial funding contingency of $96 million, which is based on 15% on all direct and indirect cost items during the construction period (excluding equipment lease payments) and a 10% contingency on pre-production mining costs. The initial funding contingency is intended to cover normal estimating uncertainties as the Project advances to the PFS level. Operating costs were developed using detailed unit-cost methodologies supported by zero-based estimates for key consumables and labour, and benchmarked and indexed against comparable Latin American and Guiana Shield operations. To reflect operating cost uncertainty, an additional 10% operating cost contingency has been applied to mining and processing costs in the economic analysis.

The economic analysis also includes the historic precious metals stream agreement with Wheaton Precious Metals International Ltd (Wheaton), originally entered into in 2013 and amended in 2015, when Toroparu was owned by Sandspring Resources Ltd., a single-asset junior developer. Under this agreement, Wheaton may elect to provide $138 million in construction funding following completion of a full development plan, in exchange for the right to purchase 10% of Toroparu’s gold production and 50% of its silver production at fixed prices of $400/oz and $3.90/oz, respectively, with both prices subject to escalation beginning on the fourth anniversary of commercial production. The parties intend to explore opportunities for amending the terms of the agreement to align with the updated project parameters.

5	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Table 3 - Toroparu economic evaluation results

Key indicators	Units	Total
Total gold produced over life of mine	Moz	5.0
Initial life of mine at milling rate of 7.0 Mtpa	Years	21.3

Average annual life of mine gold production	koz	235

Life of mine average cash cost[2]	$/oz Au	826
Life of mine average AISC[2]	$/oz Au	1,289

Average annual life of mine EBITDA	$M	443

Summary cash flow for the life of mine ($M), at $3,000/oz gold price
Revenue from payable gold sales		14,677
Less: royalties		1,193
Less: operating costs, net of by-product silver and copper		4,043
Less: sustaining capital		1,069
Operating margin		8,372
Less: income tax		2,174
After-tax cash flow		6,198
Less: initial capital including pre-production costs, and $96 million contingency		820
Credit: construction funding, Wheaton precious metals stream financing		(138)
Less: other non-sustaining capital expenditures over LOM		198
Less: closure costs		35
Net cash flow, before losses from Wheaton precious metals stream financing		5,283
Less: losses from Wheaton precious metals stream financing		1,356
Net cash flow		3,927

After-tax indicators, at $3,000/oz gold price (base case):
NPV at 5% discount rate	$M	1,805
IRR	%	25.2
Payback period (from start of operations)	Years	3.0
After-tax indicators, at $3,600/oz gold price:
NPV at 5% discount rate	$M	2,664
IRR	%	32.6
Payback period (from start of operations)	Years	2.3

6	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Table 4 - Toroparu mineral resources effective October 21, 2025

Area	Classification	Tonnes Mt	Grade gold (g/t)	Grade silver (g/t)	Grade copper (%)	Contained gold (koz)	Contained silver (koz)	Contained copper (Mlb)
Open pit	Measured	48.4	1.31	1.8	0.14	2,030	2,747	150
	Indicated	74.9	1.26	1.2	0.08	3,041	3,008	127
	Measured + Indicated	123.3	1.28	1.5	0.10	5,071	5,755	276
	Inferred	11.4	1.13	0.7	0.04	414	275	9
Underground	Measured	0.1	1.89	0.4	0.03	8	2	-
	Indicated	3.5	2.05	0.7	0.05	231	74	4
	Measured + Indicated	3.6	2.05	0.7	0.05	239	76	4
	Inferred	11.5	2.07	0.7	0.04	763	263	10
Total	Measured	48.5	1.31	1.8	0.14	2,038	2,749	150
	Indicated	78.4	1.30	1.2	0.08	3,272	3,082	131
	Measured + Indicated	126.9	1.30	1.4	0.10	5,310	5,831	280
	Inferred	22.9	1.60	0.7	0.04	1,177	538	19

Notes:

1.       Mineral resources are not mineral reserves and have no demonstrated economic viability.

2.       The mineral resource estimate was prepared under the supervision of or was reviewed by Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, who is a qualified person as defined by NI 43-101.

3.       Totals may not add up due to rounding.

4.       Mineral resources were estimated using a gold price of $1,950 per ounce. Open pit mineral resources are reported above a cut-off grade of 0.45 g/t gold within an optimized pit shell and underground mineral resources are reported above a cut-off grade of 1.5 g/t gold within optimized stope shapes.

5.       There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Endnotes

1.	All references to Cash costs ($ per oz sold), AISC ($ per oz sold) and EBITDA are non-GAAP financial measures in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Financial Measures section of this document.
2.	Cash cost per ounce, and AISC per ounce are calculated inclusive of open pit mining costs; treatment, transport and refining costs; processing and surface costs; G&A and other costs; and are net of by-product credits for silver and copper. These metrics are calculated on a payable gold ounce basis.
3.	Sourced from Oko West Feasibility Study dated April 28, 2025
7	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the commissioning of the second mill at Segovia, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where a PFS study is complete on a new, smaller scale development plan which confirms Soto Norte as a high-quality, long-life project with robust economics and industry-leading environmental and social design features. In Guyana, Aris Mining owns the Toroparu gold project, where the new PEA is complete and a PFS is underway.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Qualified Person and Technical Information

The Toroparu Gold Project Preliminary Economic Assessment titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” was prepared in accordance with NI 43-101 by the following Qualified Persons, all of whom are independent of Aris Mining for the purposes of NI 43-101, with the exception of Pamela De Mark, P.Geo., who is the Senior Vice President Geology and Exploration of Aris Mining:

•	Vaughn Duke, Pr. Eng. PMP., Founding Partner and Director, Sound Mining International Limited
•	Jan Eklund, P.E., Process Consultant, LogiProc Pty. Ltd.
•	Pamela De Mark, P.Geo., Senior Vice President, Geology and Exploration, Aris Mining Corporation

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by NI 43-101, and has reviewed and approved the technical information contained in this news release.

Note that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

8	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Non-GAAP Financial Measures

Cash costs ($ per oz sold), AISC ($ per oz sold) and EBITDA are non-GAAP financial measures and ratios. These financial measures and ratios do not have any standardized meaning prescribed under IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States, and therefore, may not be comparable to other issuers. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Cash cost ($ per oz sold) is calculated by dividing total cash costs by volume of gold ounces projected to be produced on a payable basis. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces projected to be produced on a payable basis. EBITDA represents earnings before interest, income taxes and depreciation, depletion and amortization.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian and United States securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Project as a profitable project for the Company, the scale, throughput, resources, projected production and projected profitability of the Project, timeline for the completion of the Toroparu PFS, projected gold prices and other assumptions, projected economics, including NPV, IRR, annual EBITDA, cash costs, AISC and payback period, modernization of the current Wheaton stream on the Project and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

9	TSX: ARIS | NYSE-A: ARMN | aris-mining.com